Dear Ms. Linda Cvrkel,

On behalf of China Automotive Systems, Inc. (the “Company” or “CAAS”), we hereby respond to the comments of the Securities and Exchange Commission (the “Commission”) set forth in its letter to Hanlin Chen dated February 13, 2007.

Annual Report on Form 10-K for the year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
2005 Versus 2004, page 31
Selling Expenses, page 33

1. You indicate in your response to prior comment number one that based on agreements signed between you and your customers (i.e. automobile manufacturers) in 2005, your customers required you to pay a “3-R Guarantees” service charge, representing 1% of the total amount of parts supplied, no matter whether the automobile manufacturers need to spend this amount or not. In addition, your response to prior comment number two indicates that additional provisions for warranty reserves were recorded as a result of the implementation of the consumer protection policies of “recall” in 2005 and furthermore, your response to prior comment number eleven in the letter dated September 30, 2006 indicates that “3-R Guarantees” service charges were previously accounted for as part of product warranty expenses, and were recorded during the current period as current expense. In this regard, it is unclear to us whether you are required to pay the current “3-R Guarantees” service charges to the automobile manufacturers (representing the 1% of the total amount of parts supplied) in addition to the amounts that were previously and are currently accounted for as warranty expense relating to after-sales service for maintenance and repairs. Please advise and tell us why it appears such amounts are being accounted for differently when it appears the costs are similar in nature (i.e. costs related to maintenance and repairs) which resulted from the implementation of consumer protection policies of “recall.”

Response to Item 1

We are required to pay the current “3-R Guarantees” service charges to the automobile manufacturers (representing the 1% of the total amount of parts supplied) in addition to the amounts that were previously and are currently accounted for as warranty expense relating to after-sales service for maintenance and repairs. These two costs are similar in nature.

The current “3-R Guarantees” service charged in advance by the automobile manufacturers (representing 1% of the total amount of parts supplied) is a cost to secure the sales contracts with our various customers, because the automobile manufacturers would not perform the after sales services of maintenance and repair including our products without service charges paid in advance (please see our prior response number one). Since this cost is not recoverable, we recorded such amount as current expenses, as indicated in our response to prior comment number eleven in the letter dated September 30, 2006.

The amounts that were previously and are currently accounted for as warranty expense relating to after-sales service for maintenance and repairs (including amount resulted from the implementation of consumer protection policies of “recall”) is the excess of actual expenditure in warranty reserves over “3-R Guarantees” service charges (representing the 1% of the total amount of parts supplied) paid in advance.

We have recorded both of these expenses as selling expenses.

2. Notwithstanding the above, we note that you indicate the “3-R Guarantees” service charge represents costs to secure sales contracts with your customers and as such, you have recorded such costs as marketing expenses. However, given the nature of such costs it is unclear to us how you conclude the services charges should be classified as marketing expense rather than as a reduction of revenue in accordance with EITF No. 01-9. EITF No. 01-9 discusses that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services, and therefore, should be classified as a reduction of revenue when recognized in the vendor’s income statements and that presumption is overcome only if certain criteria have been met. In this regard, please explain to us how your characterization of the service charge complies with guidance outlined in EITF No. 01-9. Your response to us should specifically address how each of the conditions outlined in paragraph 9 of EITF No. 01-9 have been met in order to the costs to be classified as other than a reduction of revenue. Refer to Example 7 of the guidance. We may have further comment upon receipt of your response.

Response to Item 2

(1) As we indicated in our response to prior comment number one, the Company pays the “3-R Guarantees” service charge (representing the 1% of the total amount of parts supplied) to automobile manufacturers in advance, in order to secure the after sales services of maintenance and repair on our products from automobile maintenance and repair companies (other than automobile manufacturers). As a matter of fact, the Company has automobile maintenance and repair companies performed the after sales services all along (we do not set up our own maintenance and repair companies for cost savings). The value of such services could be sufficiently separable from the automobile manufacturer’s purchase of our products, because automobile maintenance and repair companies keep detailed work man-hour and material consumed records, which have confirmed and accepted by our Company.

(2) The value of such service was based on market prices, so it is the fair value market value. Although we have a provision in the agreements signed between our customers and ourselves to pay such cost no matter whether the automobile manufacturers need to spend this amount or not, historically, the automobile manufacturers ended up having to pay the “3-R Guarantees” amounts received from us to automobile maintenance and repair companies for services rendered on our products. Warranty expenses represented additional automobile maintenance and repair expenses the company had to pay in addition to the “3-R Guarantees”. These warranty expenses are not fixed and have approximated at 3% of sales based on historical experience. The company has estimated the additional warranty expense on this basis.

The Company concluded such service costs to be classified as marketing expense based on above explanation and response in item one.

Notes to Consolidated Financila Statements, page 75
Note 16. Non-Operating Income, page 96

3. We note your response to our prior comment six. Please revise your disclosures in the notes to the financial statements in future fillings to discuss the nature of the interest subsidies provided by the Chinese government. Your revised disclosure should be as detailed as your response to us, including the goals which must be achieved in order for you to receive the subsidies.

Response to Item 3

The Company accepted the Staff’s comment and will revise the disclosures in the notes to the financial statements in future fillings in accordance with the Staff’s comment.

Form 10-Q for the quarter ended September 30, 2006
Notes to the Condensed Consolidated Financial Statements
Notes 15. Reclassification, page 22

4. We note that you indicated in your response to prior comment number eleven the reclassification adjustments in the income statement and statement of cash flows for fiscal 2005 had no effect on net income or net cash flow; however, we do not consider your response to be an acceptable explanation for your treatment of the adjustments as reclassifications rather than as corrections of errors since it appears the adjustments materially change the amounts reported within your financial statements for fiscal 2005 (e.g. net cash provided by (used in) operating, investing, financing activities). Please note in determining materiality you are required to consider not only quantitative factors but qualitative factors as well and also, whether magnitude of the change, omission, or misstatement is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. Refer to SAB 99 for further guidance regarding materiality.

We believe the reclassification adjustments within the fiscal 2005 statements of cash flows appear to be material and such adjustments appear to have resulted from the misuse of facts that existed at the time the financial statements were prepared (i.e. China’s decision to float the RMB occurred in July 2005) for which the change in your accounting treatment was not made until the third quarter of fiscal 2006, and as such, it appears to be a correction of an error. SFAS No. 154 defines an error in previously issued financial statements as an error in recognition, measurement, presentation, or disclosure in financial statements from mathematical mistakes, misapplication of GAAP or oversight and misuse of the facts that existed at the time the financial statements were prepared. Accordingly, your notes to the consolidated financial statements in your Form 10-K for the year ended December 31, 2006 should include all disclosures required by paragraph 26 of SFAS No. 154 with respect to the adjustments that were made to prior year amounts as a result of the correction of errors. Please ensure that all restated 2005 amounts are clearly marked to indicate so in the financial statements and for each adjustment, please provide a detailed description of the reason for the adjustment and/or nature of the error. Please confirm your understanding and that you will comply with our comments in your Form 10-K for the year ended December 31, 2006.

Response to Item 4

The Company accepted the Staff’s comment and will comply with your comments in our Form 10-K for the year ended December 31, 2006.

Item 4. Controls and Procedures

5. Based upon the comment above, we believe you should re-evaluate your controls and procedures over financial reporting and determine whether you still believe that the design and operation of your disclosure controls and procedures were effective to provide reasonable assurance that the information the company is required to disclose in its reports is recorded, processed, summarized and reported within the time periods specified by the SEC and that such information is accumulated and communicated to management, including its principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. If you conclude that your controls are still effective, please explain why in light of adjustments, changes, and errors that have arisen as a result of the reclassification adjustments and through the comment process with respect to your accounting treatment for other sales income (gross vs. net) and the effect of foreign currency translation on cash and cash equivalents, etc.

Response to Item 5

We have re-evaluated our controls and procedures over financial reporting, and believe there were various control weaknesses existed. The Company is continuing to make progress in our remediation plans related to these control weaknesses.

Date: February 21, 2007

By:	/s/ HANLIN CHEN
Hanlin Chen President and Chief Executive Officer